5/30/07

BB 8/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



07008104

SEC FILE NUMBER
8- 593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 AND ENDING 9/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted + Mulhall Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal + Tibbitts

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OLMSTED & MULHALL, INC.

AUDIT REPORT

SEPTEMBER 30, 2006

Flegal & Tibbitts

Certified Public Accountants

Mary K. Flegal, CPA
Jana L. Tibbitts, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have audited the accompanying balance sheet of Olmsted & Mulhall, Inc. (a corporation) as of September 30, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information contained on pages 10 through 13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FLEGAL & TIBBITTS

October 19, 2006

2750 Old Centre, Suite 150
Portage, Michigan 49024
Phone (269) 383-1900

202 Trowbridge Street
Allegan, Michigan 49010
Phone (269) 673-2222

OLMSTED & MULHALL
BALANCE SHEET
SEPTEMBER 30, 2006

ASSETS

CURRENT ASSETS				
Cash	$	366,507		
Other securities		52,436		
Firm investments		9,072		
Accounts receivable		8,476		
Prepaid insurance		6,638		
TOTAL CURRENT ASSETS			$	443,129
PROPERTY AND EQUIPMENT				
Land and building	$	78,285		
Furniture		54,017		
Accumulated depreciation		(122,303)		
NET PROPERTY AND EQUIPMENT				9,999
OTHER ASSETS				
Deferred income tax benefits	$	1,492		
TOTAL OTHER ASSETS				1,492
TOTAL ASSETS			$	454,620

See accompanying notes

OLMSTED & MULHALL
BALANCE SHEET
SEPTEMBER 30, 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 9,070	
Commissions and payroll taxes	23,258	
Taxes other than income taxes	1,500	
Federal income taxes payable	5,060	
TOTAL CURRENT LIABILITIES		$ 38,888
STOCKHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and oustanding - 250 shares	$ 2,500	
Paid in capital	25	
Retained earnings unappropriated	413,207	
TOTAL STOCKHOLDERS' EQUITY		415,732
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 454,620

See accompanying notes

OLMSTED & MULHALL
INCOME STATEMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2006

REVENUE		
Commissions on listed equity securities - on exchange	$ 79,679	
Commissions on listed equity securities - over the counter	15,505	
Rule 12(b)-1 compensation	361,749	
Sale of investment company shares	141,725	
Interest and dividends	12,060	
Gain/(loss) on firm investments	972	
TOTAL REVENUE		$ 611,690
EXPENSES		
Registered representatives' compensation	$ 357,669	
Clerical and administrative expenses	70,129	
Communications	4,441	
Occupancy and equipment costs	11,018	
Promotional costs	2,668	
Regulatory fees and expenses	4,644	
Other expenses	135,687	
TOTAL EXPENSES		586,256
INCOME BEFORE INCOME TAX		$ 25,434
Federal income taxes		4,771
NET INCOME		$ 20,663

See accompanying notes

OLMSTED & MULHALL
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - September 30, 2005	$ 2,500	25	392,544	395,069
NET INCOME			20,663	20,663
BALANCE - September 30, 2006	$ 2,500	25	413,207	415,732

See accompanying notes

OLMSTED & MULHALL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	20,663
Adjustments to reconcile change in net assets to net cash from operating activities:		
Depreciation		1,596
From changes in assets and liabilities:		
Decrease (increase) in:		
Other securities		1,469
Firm investments		(9,072)
Accounts receivable		3,648
Prepaid insurance		(5,535)
Prepaid federal income tax		1,200
Increase (decrease) in:		
Accounts payable		34
Commissions and payroll taxes		1,031
Taxes other than income taxes		550
Federal income taxes payable		5,060
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	20,644
INCREASE (DECREASE) IN CASH	$	20,644
CASH AND CASH EQUIVALENTS - September 30, 2005		345,863
CASH AND CASH EQUIVALENTS - September 30, 2006	$	366,507

SUPPLEMENTAL INFROMATION

Operating activities reflect income taxes paid of $920 for 2006.

See accompanying notes

OLMSTED & MULHALL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc. is a full service stock brokerage firm.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2006 were $2,668.

INCOME TAXES

Olmsted & Mulhall, Inc. has adopted FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30, 2006.

The provision for federal income taxes at September 30, 2006 consists of the following:

Federal income taxes per the tax return filed for the calander year 2005	$	631
Less provision for federal income taxes through September 30, 2005		(1,560)
Federal income taxes for the balance of 2005	$	(929)
Provision for the federal income taxes through September 30, 2006		5,700
Federal income taxes	$	4,771

OLMSTED & MULHALL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30 2006

RETIREMENT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2006 were $12,199.

CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2006, the Company's uninsured cash balances totaled $267,584.

OLMSTED & MULHALL, INC.

SUPPLEMENTAL INFORMATION

SEPTEMBER 30, 2006

OLMSTED & MULHALL, INC.
COMPUTATION OF NET CAPITAL PURSUANT
TO RULE 15C3-1
SEPTEMBER 30, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities per balance sheet			$	38,888
COMPUTATION OF NET CAPITAL				
Stockholders' equity per balance sheet			$	415,732
Less:				
Net book value of property and equipment and other assets	$	18,154		
Market value\haircuts\firm investments		2,735		20,889
ADJUSTED NET CAPITAL			$	394,843
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				0.10
COMPUTATION OF BASIC NET CAPITAL				
Minimum net capital required			$	2,593
Minimum net dollar required			$	100,000
Excess net capital				
Net capital			$	394,843
Net capital required				100,000
EXCESS NET CAPITAL			$	294,843
Excess net capital at 1000%				
Net capital			$	394,843
10% of total aggregate indebtedness				3,889
EXCESS NET CAPITAL AT 1000%			$	390,954

OLMSTED & MULHALL, INC.
SEPTEMBER 30, 2006

STATEMENT IN REGARD TO RULE X17A-5(d)(4)

We have computed the Net capital required under Rule 15c3-1 and the Reserve Requirement under Rule 15c-3-3 (which an exemption is claimed) with the unaudited report filed by the firm for September 30, 2006. Following is a reconciliation of net capital.

NET CAPITAL PER UNAUDITED - Focus Report		
September 30, 2006		$ 399,936
ADD AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Additional Accounts Receivable	$ 1,413	
Additional Revenue	377	
		1,790
LESS AUDIT ADJUSTMENTS FOR THE FOLLOWING ITEMS:		
Accrual for Michigan Single Business Tax	$ 1,500	
Accrual for Federal Income Tax	5,060	
Additional Expense	323	
		6,883
NET CAPITAL PER AUDIT - September 30, 2006		$ 394,843

OLMSTED & MULHALL, INC.
RULE 15c3-3
SEPTEMBER 30, 2006

COMPUTATION OF RESERVE REQUIREMENT

An exemption for rule 15c3-3 is claimed since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is ADP Clearing and Outsourcing, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

OLMSTED & MULHALL, INC.
RULE 15c3-1
SEPTEMBER 30, 2006

POSSESSION OR CONTROL REQUIREMENTS

Olmsted & Mulhall, Inc. has met the requirements of the possession or control requirements.

The firm has not failed to deliver within 5 business days nor have any failed to receive within 30 days. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is ADP Clearing and Outsourcing, the clearing firm's SEC number is 8-25352 and the product code is G for general securities.

END